RUBICON MINERALS CORPORATION

Consolidated Financial Statements

(Stated in Canadian Dollars)

December 31, 2008
and
December 31, 2007

RUBICON MINERALS CORPORATION

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

Management of Rubicon Minerals Corporation is responsible for the integrity and fair presentation of the financial information contained in this annual report which has been approved by the board of directors. Where appropriate, the financial information, including financial statements, reflects amounts based on the best estimates and judgments of management. The financial statements have been prepared in accordance with accounting principles generally accepted in Canada and reconciled to accounting principles generally accepted in the United States as set out in note 21. Financial information presented elsewhere in the annual report is consistent with that disclosed in the financial statements.

Management is responsible for establishing and maintaining adequate internal control over financial reporting.  Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management has a process in place to evaluate internal control over financial reporting based on the criteria established, by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), in Internal Control - Integrated Framework. Based on that evaluation, management has concluded that internal control over financial reporting was effective as of December 31, 2008. De Visser Gray LLP, an independent registered public accounting firm of Chartered Accountants, appointed by the shareholders, have performed an audit on the effectiveness of our internal controls over financial reporting, as of December 31, 2008 and their report is attached.

The Board of Directors oversees management’s responsibility for financial reporting and internal control systems through an Audit Committee, which is composed entirely of independent directors. The Audit Committee meets periodically with management and the independent auditors to review the scope and results of the annual audit and to review the financial statements and related financial reporting and internal control matters before the financial statements are approved by the Board of Directors and submitted to the shareholders.

De Visser Gray LLP have audited our financial statements in accordance with generally accepted auditing standards in Canada and the Public Company Accounting Oversight Board (United States), and have expressed their opinion in the auditor’s report.

“David Adamson”	“Robert Lewis”
David Adamson	Robert Lewis
President	Chief Financial Officer

Suite 1540 – 800 West Pender Street, Vancouver  BC  V6C 2V6
Tel: 604.623.3333   Toll free: 1.866.365.4706   Fax:  604.623.3355   E-mail: rubicon@rubiconminerals.com
www.rubiconminerals.com
D E  V I S S E R  G R A Y  L L P
CHARTERED ACCOUNTANTS
401 - 905 West Pender Street
Vancouver, BC Canada
V6C 1L6
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Rubicon Minerals Corporation

We have audited the consolidated balance sheets of Rubicon Minerals Corporation (“the Company”) as at December 31, 2008 and 2007, and the consolidated statements of operations and deficit, comprehensive loss and cash flows for each of the years in the three-year period ended December 31, 2008. We have also audited the Company’s internal control over financial reporting as of December 31, 2008 based on the criteria established in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and 2007 and the results of its operations and cash flows for each of the years in the three year period ended December 31, 2008 in accordance with Canadian generally accepted accounting principles. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

“De Visser Gray LLP”

CHARTERED ACCOUNTANTS

Vancouver, British Columbia
March 26, 2009

RUBICON MINERALS CORPORATION
Consolidated Balance Sheets
 (Stated in Canadian Dollars)

	As at December 31
	2008	2007
Assets
Current assets
Cash and cash equivalents	$18,753,749	$14,791,309
Temporary investments (note 8)	4,011,587	15,082,513
Marketable securities (note 9)	73,380	-
Amounts receivable	193,461	1,708,000
Prepaid expenses and supplier advances	109,757	43,498
	23,141,934	31,625,320

Investment in companies spun-off (notes 3 and 10)	153,400	439,629
Equipment (note 11)	177,115	157,786
Other investments (note 12)	499,561	2,637,877
Mineral property costs (note 13) (Schedule)	82,862,073	66,157,058
	$106,834,083	$101,017,670

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$793,393	$811,130
Corporate income tax payable	22,603	74,000
	815,996	885,130

Future income taxes (note 16)	14,773,269	14,774,288
Shareholders’ equity
Share capital (note 14(a))	109,912,429	103,572,229
Contributed surplus (note 14(d))	4,012,933	3,082,261
Deficit	(21,351,403)	(21,845,844)
Accumulated other comprehensive income (note 15)	(1,329,141)	549,606
	91,244,818	85,358,252
	$106,834,083	$101,017,670
See accompanying notes to the consolidated financial statements

Commitments (Note 18)
Subsequent events (Note 20)

Approved by the Board of Directors:
“David Adamson”	“John R. Brodie”
David Adamson, Director	John R. Brodie, FCA, Director

RUBICON MINERALS CORPORATION
Consolidated Statements of Operations and Deficit
(Stated in Canadian Dollars)

	For the years ended December 31
	2008	2007	2006
Expenses
Amortization	$70,391	$52,304	$21,442
Consulting	74,259	85,569	95,346
General mineral exploration	232,932	189,027	236,278
Investor relations	630,626	397,115	592,141
Office	174,387	270,288	197,252
Part XII.6 tax on flow-through	159,279	-	23,999
Professional fees	200,085	353,126	281,364
Rent	81,308	54,586	81,207
Re-organization costs	-	64,691	925,439
Salaries	944,150	1,032,130	784,731
Stock-based compensation (note 14(b))	659,806	576,605	220,964
Transfer agent and regulatory filing fees	121,161	130,141	103,383
Travel and accommodation	138,534	122,457	41,000
Write-off of mineral property costs	-	224,696	258,823

Loss before other items	(3,486,918)	(3,552,735)	(3,863,369)
Interest and other income	732,798	941,330	355,300
Option and administration fees received in excess of property costs	578,664	317,801	448,998
Gain (loss) on sale of investments	(222,491)	7,822	128,880
Other (losses) and gains	(357,343)	128,779	142,223
Loss on disposal of equipment	(4,475)	-	(3,226)
Loss on equity investment	-	(75,938)	(1,338,877)
Current income tax expense	(22,603)	(7,000)	(152,000)
Future income tax recovery (note 14(a)(4))	3,276,809	23,560	477,400
Allocation of subsidiary’s loss to minority interest	-	-	16,751

Net income (loss) for the year	494,441	(2,216,381)	(3,787,920)
Deficit, beginning of the year	(21,845,844)	(19,629,463)	(15,841,543)
Deficit, end of the year	$(21,351,403)	$(21,845,844)	$(19,629,463)

Net income (loss) per common share	$0.00	$(0.02)	$(0.05)
Fully diluted income (loss) per common share	$0.00	$(0.02)	$(0.05)
Weighted average number of common shares outstanding	148,878,778	118,158,856	73,500,891
Fully diluted weighted average number of common shares outstanding*	150,421,393	118,158,856	73,500,891

* The exercise of options and warrants, in the years ended December 31, 2007 and 2006, would have been anti-dilutive and so have been excluded from the calculation of fully diluted common shares in those years.

See accompanying notes to the consolidated financial statements
RUBICON MINERALS CORPORATION
Consolidated Statements of Comprehensive Loss
(Stated in Canadian Dollars)

	For the years ended December 31
	2008	2007	2006

Net income (loss) for the year	$494,441	$(2,216,381)	$(3,787,920)

Other comprehensive income (loss) in the year
Fair value adjustment to available for sale financial instruments:
Temporary investments	25,021	(19,852)	-
Other investments	(2,069,085)	792,327	-
Less realized (gains) and losses on other investments reclassified to net income	222,491	(7,822)	-
Less impairment losses on other investments reclassified to net income	281,647	-	-
	(1,564,947)	784,505
Investment in companies spun-off	(338,821)	(423,600)	-
Other comprehensive income (loss) in the year	(1,878,747)	341,053	-
Comprehensive income (loss) for the year	(1,384,306)	(1,875,328)	(3,787,920)

Adjustment to accumulated other comprehensive income on adoption of new standard	-	208,553	-
Accumulated comprehensive loss, beginning of the year	(21,296,238)	(19,629,463)	(15,841,543)
Accumulated comprehensive loss, end of the year	$(22,680,544)	$(21,296,238)	$(19,629,463)

See accompanying notes to the consolidated financial statements
RUBICON MINERALS CORPORATION
Consolidated Statements of Cash Flows
(Stated in Canadian Dollars)

	For the years ended December 31
	2008	2007	2006
Cash Provided by (Used for):
Operating Activities
Net income (loss) for the year	$494,441	$(2,216,381)	$(3,787,920)
Adjustment for items which do not involve cash:
Amortization	70,391	52,304	21,442
Stock-based compensation in administration	659,806	576,605	220,964
Write-off of mineral property costs	-	224,696	258,823
(Gain) loss on sale of investments	222,491	(176,201)	(271,103)
Other gains and losses	342,788	-	-
Loss on equity investment	-	75,938	1,338,877
Settlement gains and non-cash expenses	-	-	3,226
Interest and other income	43,458	135,318	35,318
Future income tax recovery	(3,276,809)	(23,560)	(477,400)
Allocation of subsidiary’s loss to minority interest	-	-	(16,751)
	(1,443,434)	(1,351,281)	(2,674,524)
Changes in non-cash working capital components:
Prepaid expenses	(66,259)	(14,750)	(9,665)
Amounts receivable	454,865	(157,694)	(293,247)
Accounts payable and accrued liabilities	(147,039)	66,749	(499,095)
Income taxes payable	(51,397)	(78,000)	152,000
	(1,253,264)	(1,534,976)	(3,324,531)
Investing Activities*
Temporary investments	11,052,489	(11,218,285)	(4,019,398)
Deferred property costs	(16,893,521)	(11,415,083)	(3,661,518)
Recovery of property costs incurred	1,392,438	2,844,874	2,430,434
Management and administration fees received	7,193	163,789	164,117
Purchase of investments and equipment	(94,195)	(144,830)	(953,437)
Proceeds of disposal of equipment	-	-	3,750
Proceeds on sales of investments	193,060	1,659,211	755,758
	(4,342,536)	(18,110,324)	(5,280,294)
Financing Activities*
Common shares issued and subscriptions received	10,298,529	27,737,051	13,904,766
Share issue costs	(740,289)	(534,122)	(876,764)
	9,558,240	27,202,929	13,028,002
Increase in cash and cash equivalents	3,962,440	7,557,629	4,423,177
Cash and cash equivalents, beginning of the year	14,791,309	7,233,680	2,810,503
Cash and cash equivalents, end of the year	$18,753,749	$14,791,309	$7,233,680

During 2008, the Company received $732,452 (2007 – $794,476) in interest and paid $879 (2007 - $744) in interest.

*Supplemental Disclosure of Non-Cash Investing and Financing Activities – Refer to Note 19.
See accompanying notes to the consolidated financial statements
RUBICON MINERALS CORPORATION
Consolidated Statements of Mineral Property Costs
(Stated in Canadian Dollars)

	Balance December 31 2006	Gross Expenditures 2007	Write-off, Recovery or Sold 2007	Balance December 31 2007	Gross Expenditures 2008	Recovery 2008	Balance December 31 2008
CANADA
ONTARIO
RED LAKE MINING DIVISION
Phoenix Gold Project
Acquisition and option payments	$3,651,540	$75,000	$-	$3,726,540	$328,744	$-	$4,055,284
Exploration costs:
Geological and geochemical	1,644,349	187,437	-	1,831,786	333,167	-	2,164,953
Drilling	6,003,586	2,514,748	-	8,518,334	10,795,895	-	19,314,229
Geophysical	101,147	-	-	101,147	355,115	-	456,262
Travel and accommodation	193,588	14,917	-	208,505	96,635	-	305,140
Other	32,056	60,846	-	92,902	16,833	-	109,735
Underground Permitting	-	-	-	-	734,849	-	734,849
	11,626,266	2,852,948	-	14,479,214	12,661,238	-	27,140,452

Other Red Lake Properties
Acquisition and option payments	534,361	66,000	(121,750)	478,611	26,716	(21,149)	484,178
Exploration costs:
Geological and geochemical	1,184,316	235,667	(138,097)	1,281,886	109,308	(49,061)	1,342,133
Drilling	666,811	1,857,096	(1,807,559)	716,348	1,367,662	(280,635)	1,803,375
Geophysical	280,310	-	(10,506)	269,804	64,421	-	334,225
Travel and accommodation	91,519	17,650	(8,003)	101,166	21,109	(300)	121,975
Other	40,895	13,962	(2,153)	52,704	15,096	-	67,800
Administration fees (earned)	(525,810)	-	(116,410)	(642,220)	-	(5,860)	(648,080)
	2,272,402	2,190,375	(2,204,478)	2,258,299	1,604,312	(357,005)	3,505,606

McCuaig JV Project
Acquisition and option payments	119,890	6,000	-	125,890	-	-	125,890
Exploration costs:
Geological and geochemical	451,042	85,394	(5,115)	531,321	-	-	531,321
Drilling	1,146,232	1,873,932	(746,104)	2,274,060	28,318	(15,564)	2,286,814
Geophysical	27,425	-	-	27,425	-	-	27,425
Travel and accommodation	32,192	6,028	(2,411)	35,809	-	-	35,809
Other	2,000	-	-	2,000	6,000	-	8,000
Administration fees (earned)	(27,635)	-	(47,379)	(75,014)	-	(1,331)	(76,345)
	1,751,146	1,971,354	(801,009)	2,921,491	34,318	(16,895)	2,938,914

English Royalty Division
Acquisition and option payments	-	481,142	(481,142)	-	153,847	(153,847)	-
Exploration costs:
Geological and geochemical	53,238	3,370	(56,608)	-	-	-	-
Travel and accommodation	9,119	-	(9,119)	-	-	-	-
Other	107	14,293	(14,400)	-	-	-	-
	62,464	498,805	(561,269)	-	153,847	(153,847)	-

See accompanying notes to the consolidated financial statements
RUBICON MINERALS CORPORATION
Consolidated Statements of Mineral Property Costs
(Stated in Canadian Dollars)

	Balance December 31 2006	Gross Expenditures 2007	Write-off, Recovery or Sold 2007	Balance December 31 2007	Gross Expenditures 2008	Recovery 2008	Balance December 31 2008

UNITED STATES OF AMERICA
ALASKA
Alaska Properties (McEwen Acquisition)
Acquisition and option payments	$-	$37,200,284	$-	$37,200,284	$-	$-	$37,200,284
Exploration costs
Geological and geochemical	-	777,287	-	777,287	1,037,621	-	1,814,908
Drilling	-	1,800,184		1,800,184	571,325	-	2,371,509
Travel and accommodation	-	8,320	-	8,320	17,910	-	26,230
Other	-	423,960	-	423,960	401,295	-	825,255
	-	40,210,035	-	40,210,035	2,028,151	-	42,238,186

NEVADA
Nevada Properties (McEwen Acquisition)
Acquisition and option payments	-	6,176,343	-	6,176,343	1,192	-	6,177,535
Exploration costs
Geological and geochemical	-	79,449	-	79,449	217,528	-	296,977
Geophysics	-	31,809	-	31,809	530,849	-	562,658
Other	-	418	-	418	1,327	-	1,745
	-	6,288,019	-	6,288,019	750,896	-	7,038,915

Mineral Property Costs	$15,712,278	$54,011,536	$(3,566,756)	$66,157,058	$17,232,762	$(527,747)	$82,862,073

Mineral Property Costs Written-off
The composition of the write-off figures by property classification is as follows:

	2006	2007	2008
Other Red Lake Properties	$-	$224,696	$-
Avalon Trend Properties	259,210	-	-
Golden Promise Trend Properties	6	-	-
Other Newfoundland Properties	(393)	-	-
Total costs written-off	258,823	224,696	-

Costs recovered through Toquima plan of arrangement	1,672,479	-	-
Costs transferred to Paragon Minerals pursuant to the Plan of Arrangement	6,979,705	-	-
Aggregate cost recoveries and administration fees received	3,084,118	3,342,060	527,747
Total write-offs and recoveries	$11,995,125	$3,566,756	$527,747

See accompanying notes to the consolidated financial statements

1.	NATURE AND CONTINUANCE OF OPERATIONS

The Company is incorporated in British Columbia, Canada and has been primarily involved in the acquisition and exploration of mineral property interests in Canada and the United States.  At the date of these financial statements, the Company has not been able to identify a known body of commercial grade ore on any of its properties.  The ability of the Company to recover the costs it has incurred to date on these properties is dependent upon the Company being able to identify a commercial ore body, to finance its exploration and development costs and to resolve any environmental, regulatory, or other constraints which may hinder the successful development of the property.  The Company is in the development stage with no source of operating revenue and is dependent upon equity financing to maintain its current operations.

2.	MCEWEN PROPERTY ACQUISITION AND FINANCING

On May 18th, 2007 the Company closed the McEwen acquisition and financing with Robert McEwen (“McEwen”), Evanachan Limited, Lexam Explorations Inc. and McEwen Capital Corp. (companies controlled by McEwen) pursuant to which the Company acquired two property groups totaling approximately 535,000 acres in Alaska and from Lexam Explorations Inc., a 225,000 acre property in the northeastern part of Nevada, extending into Utah. The purchase price totaled $28 million consisting of 40 million common shares of the Company at a deemed price of $0.70 per share. In addition, McEwen made a private placement in the Company for $10 million and arranged a further $5 million private placement by other persons for total proceeds of $15 million. The placements totaled 21.4 million units consisting of one common share and one half of one share purchase warrant, exercisable for two years at $1.50 per whole warrant. McEwen and the associated companies, will have a right of first refusal on all future equity or debt financings as long as, together, they control greater than 10% of the issued and outstanding capital of the Company.  Refer also to notes 13 and 14.

3.	RE-ORGANIZATION

On December 8, 2006, the Company completed a corporate restructuring by way of a Plan of Arrangement (“POA”), which had the result of dividing its existing assets into three separate public companies. Following the corporate restructuring, the Company continues to hold its Ontario properties in the Red Lake area while its Newfoundland properties were distributed into a new public company called Paragon Minerals Corporation (“Paragon”) which trades on the TSX Venture Exchange.  Each Rubicon shareholder received one Paragon common share for every six Rubicon common shares held on December 19th, 2006.  The Company transferred its approximately 39.6% shareholdings in Africo Resources Ltd. into a new TSX-listed company, which adopted the name Africo Resources Ltd. (“New Africo”).  New Africo controlled an option to acquire a 75% interest in a copper-cobalt resource located in the Democratic Republic of Congo.  Under the POA, all other holders of Africo shares exchanged their shares for New Africo common shares on a 1:1 basis, while each Rubicon shareholder received 0.0925 of a New Africo common share for each Rubicon common share held on December 19th, 2006.  Pursuant to the POA, the rights of pre-existing Rubicon option and warrant holders were maintained through agreements with the new companies to settle with their own shares their pro-rata portions of these instruments at a pro-rata share of the original exercise price. In the case of New Africo, any exercise proceeds are to be returned to Rubicon and Rubicon also has the right to exercise any of the warrants or options which expire, for a period of 30 days after the expiry date.  As New Africo must remit all such proceeds to Rubicon, the exercise price to Rubicon is effectively nil in respect to these warrants and options.

As no substantive ownership change occurred on transferring the assets, the transfers were recorded at their carrying values in the accounts of the Company, with the warrant and option rights and related compensation incurred pursuant to the terms of the POA recorded at current fair values, summarized as follows:

	$
Newfoundland Properties transferred to Paragon		(6,979,704)
Office equipment transferred to Paragon		(15,952)
Adjusted cost of Africo Resources (BC) Ltd. shares transferred to New Africo		(5,807,438)
Net residual fair value of options/warrants transferred		2,205,667
Net reduction to share capital on POA		(10,597,427)

3.	RE-ORGANIZATION (continued)

The adjustment of rights of warrant and option holders created certain rights and obligations in Rubicon which were initially valued at fair values at the POA date, and then adjusted to fair value at December 31, 2006, as follows:

	$
Shares receivable from Africo at fair value, net of option/warrant liabilities		2,047,097
Fair value of Paragon options/warrants net of option/warrant liabilities		100,836
Net investment of Rubicon at December 31, 2006		2,147,933
Africo and Paragon shares and related cash proceeds realized in 2007		(1,284,704)
Adjustment to fair value of net investment at December 31, 2007		(423,600)
Net investment of Rubicon at December 31, 2007		439,629
Africo and Paragon shares and related cash proceeds realized in 2008		52,592
Adjustment to fair value of net investment at December 31, 2008		(338,821)
Net investment of Rubicon at December 31, 2008		153,400

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting and Consolidation

These consolidated financial statements are prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada. As described in note 21, these principles differ in certain respects from principles and practices generally accepted in the United States (“US”) and requirements promulgated by the Securities and Exchange Commission.  Summarized below are those policies considered particularly significant to the Company. References to the Company included herein are inclusive of the accounts of the parent company and its 100% owned subsidiaries, 1304850 Ontario Inc., 0691403 BC Ltd., Rubicon Alaska Holdings Inc., Rubicon Alaska Corp., Rubicon Minerals Nevada Inc. and Rubicon Nevada Corp.  The investment in Constantine Metal Resources Ltd. was accounted for on the equity basis until July 2007 when it ceased to qualify as an equity accounted investment. All inter-company balances have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of any contingent assets and liabilities as at the date of the financial statements, as well as the reported amounts of revenues earned and expenses incurred during the period.  Actual results could differ from those estimates.

The Company’s investments in marketable securities are items that, due to expected market volume and price fluctuations, may yield net realizable values that are materially different from their current book values at any point in time.    Other items involving substantial measurement uncertainty are the carrying costs of mineral property interests and the determination of stock-based compensation.

Cash and Cash Equivalents

Cash and cash equivalents are comprised of cash and short-term notes and bank deposits with an original maturity of three months or less.

Marketable Securities

Marketable securities include the Company’s investments in shares of public companies for which there is no intention to hold for periods of longer than one year.  These investments have been categorized as available for sale financial instruments and as such are carried at fair value.  Adjustments to fair value are recorded in other comprehensive income
4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

unless there is a loss in value that is other than temporary, in which case the adjustment to fair value is included in income and not reversed on future fair value changes.

Investments

The Company’s investments in shares receivable of Africo and other public company shares and have been categorized as available for sale financial instruments and as such are carried at fair value. These investments are considered non-current assets as the Company intends to hold them for a period of greater than one year.  Adjustments to fair value are recorded in other comprehensive income unless there is a loss in value that is other than temporary, in which case the adjustment to fair value is included in income and not reversed on future fair value changes.

The Company’s investments in Paragon options/warrants, as well as vested option and warrant liabilities have been categorized as held-for-trading and as such are recorded at fair value with adjustments to fair value being recorded in income.

Equipment

Equipment is recorded and amortized over their estimated useful economic lives using the declining balance method at annual rates of 20% for field equipment and office furniture and equipment, 30% for computer equipment, 50% for software and straight line over the remaining period of the lease plus one renewal period for leasehold improvements.

Mineral Property Costs

Acquisition, option payments and direct exploration costs are deferred until the properties are placed into production, sold or abandoned, at which time theses deferred costs will either be amortized on a unit-of-production basis, charged to operations if sold, or written-off.

Mineral property cost includes any cash consideration and advance royalties paid, and the fair market value of shares issued, if any, on the acquisition of mineral property interests.  Properties acquired under option agreements, whereby payments are made at the sole discretion of the Company, are recorded in the accounts when the payments are made.  The recorded amounts of property claim acquisition, option payments and direct exploration costs represent actual expenditures incurred and are not intended to reflect present or future values.

The Company reviews capitalized costs on its property interests on a periodic and annual basis for impairment in value based upon current exploration results and upon management’s assessment of the future probability of profitable revenues from the property or from the sale of the property.  Management’s assessment of the property’s estimated current fair market value may also be based upon a review of other property transactions that have occurred in the same geographic area as that of the property under review.

Administration and management fees earned, which generally range from 8% to 10% of the allowable expenditures associated with exploration on certain properties, are offset against the historical costs deferred on those properties.  Administrative costs are expensed as incurred.

Asset Retirement Obligations

The fair value of a liability for an asset retirement obligation is recognized on a discounted cash flow basis when a reasonable estimate of the fair value of the obligation can be made.  The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset.  Subsequently, the asset retirement cost is allocated to expense using a systematic and rational method and is adjusted to reflect period-to-period changes in the liability resulting from the passage of time and from revisions to either expected payment dates or the amounts comprising
4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

the original estimate of the obligation.  As at December 31, 2008, the Company does not have any significant asset retirement obligations.  Subsequent to the year end, the Company filed a closure plan with the government of Ontario which created closure obligations on the Phoenix property, see note 20.

Foreign Currency Translation

The Canadian dollar is the functional currency of all of the Company’s operations which are classified as integrated for foreign currency translation purposes, and under this method translation gains or losses are included in the determination of net income or loss. Monetary assets and liabilities have been translated into Canadian dollars at the exchange rate in effect at balance sheet date.  Non-Monetary assets, liabilities, revenues and expenses have been translated into Canadian dollars at the rate of exchange prevailing on the respective dates.

Comprehensive Income

Comprehensive income is the change in equity (net assets) of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. The statement of comprehensive income or loss includes unrealized gains and losses for classifications of financial instruments, that do not require such gains and losses to be included in net income.

Financial Instruments

The Company’s financial instruments consist of cash, short term investments, amounts receivable, investments in shares of public companies, accounts payable and accrued liabilities and the assets and liabilities associated with options and warrants that are based on shares of companies other than Rubicon.

Cash equivalents, temporary investments, investments in shares of public companies and shares receivable of companies other than Rubicon have been classified as available-for-sale and are re-valued to market at each period end.  Unrealized gains and losses on re-valuation are recorded to other comprehensive income.  Upon realization, gains and losses are transferred to income.

Amounts receivable, are classified as loans and receivables and are carried at amortized cost.  Accounts payable and accrued liabilities are classified as other liabilities and are carried at amortized cost. These instruments have fair values which approximate their cost due to their short-term nature.

The Company’s investments in Paragon options, as well as vested option liabilities have been categorized as held-for-trading and as such are re-valued to fair value at each period end with all gains and losses on re-valuation recorded in income.

Equity accounted investments are not considered to be financial instruments.

Share Capital

Common shares issued for non-monetary consideration are recorded at the fair market value based upon the lower of the trading price of the Company’s shares on the Toronto Stock Exchange on the date of the agreement to issue the shares and the date of share issuance.

Stock-based Compensation

All stock and stock option based awards made to employees and consultants are recognized in these consolidated financial statements and measured using a fair value based method.

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Consideration received on the exercise of stock options and compensation options and warrants is recorded as share capital.  The related contributed surplus originally recognized when the options or warrants were earned, is transferred to share capital.

Income Taxes

The Company accounts for tax consequences of the differences in the carrying amounts of assets and liabilities and their tax bases using tax rates expected to apply when these temporary differences are expected to be settled.  When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is taken and no net asset is recognized.  The Company has taken a valuation allowance against all such potential tax assets.

Flow-through Shares

The Company follows the guidance of the CICA provided in Abstract #146 issued by its Emerging Issues Committee, which is effective for all flow-through share transactions initiated after March 19, 2004. Canadian tax legislation permits a company to issue securities referred to as flow-through shares whereby the investor may claim the tax deductions arising from the related resource expenditures. When resource expenditures are renounced to the investors and the Company has reasonable assurance that the expenditures will be completed, a future income tax liability is recognized and shareholders’ equity is reduced.

If the Company has sufficient unused tax loss carry-forwards to offset all or part of this future income tax liability and no future income tax assets have been previously recognized for these carry-forwards, a portion, of such unrecognized losses, is recorded as income up to the amount of the future income tax liability that was previously recognized on the renounced expenditures

Loss per share

Loss per share has been calculated using the weighted-average number of common shares outstanding during each year.  Diluted loss per share is not presented as it is anti-dilutive to the loss per share figures.

5.	CHANGES IN ACCOUNTING POLICIES

Capital Disclosures

Effective January 1, 2008, the Company adopted new CICA Handbook section 1535 which requires disclosure of an entity’s objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance (see note 6).

Financial Instruments - Disclosure and Presentation

Effective January 1, 2008, the Company adopted new CICA Handbook sections 3862 and 3863 which replace CICA Handbook Section 3861, Financial Instruments - Disclosure and Presentation. These standards increase the disclosures currently required, which will enable users to evaluate the significance of financial instruments for an entity’s financial position and performance, including disclosures about fair value. In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk. The quantitative disclosures must provide information about the extent to which the entity is exposed to risk, based on information provided internally to the entity’s key management personnel.
5.	CHANGES IN ACCOUNTING POLICIES (continued)

Canadian Pronouncements affecting Future Accounting Policies

The following pronouncements recently issued by the Canadian Institute of Chartered Accountants (“CICA”) will likely impact the Company’s future accounting policies:

(a) Goodwill and intangible assets

In February 2008, the CICA issued Section 3064, Goodwill and Intangible Assets, which replaces Section 3062,
Goodwill and Other Intangible Assets. This new standard provides guidance on the recognition, measurement, presentation and disclosure of goodwill and intangible assets. This standard is effective for fiscal years beginning January 1, 2009 with retrospective application.

(b)                  International Financial Reporting Standards (“IFRS”)

In February 2008 the Canadian Accounting Standards Board announced 2011 as the changeover date for publicly-listed companies to use IFRS, replacing Canadian generally accepted accounting principles. The specific implementation is set for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The Company has commenced planning, training and analysis required for conversion but has not yet determined the effects of conversion.

6.	CAPITAL MANAGEMENT

The Company’s objectives for the management of capital are to safeguard the Company’s ability to continue as a going concern including the preservation of capital and to achieve reasonable returns on invested cash after satisfying the objective of preserving capital.

The Company considers its cash and short term investments to be its manageable capital.  The Company’s policy is to maintain sufficient cash and investment balances to cover operating and exploration costs over a reasonable future period, generally two years.  The Company accesses capital markets as necessary and may also acquire additional funds where advantageous circumstances arise.

Excess cash investments are restricted to securities issued by the federal or provincial governments of Canada.  The Company currently has no externally imposed capital requirements.

7.	FINANCIAL INSTRUMENTS

The Company’s financial instruments carrying amounts by categories are as follows:

	2008			2007
	Available for sale at fair value	Held for trading at fair value	Loans and receivables/ other financial liabilities at amortized cost	Available for sale at fair value	Held for trading at fair value	Loans and receivables/ other financial liabilities at amortized cost
Financial assets
Cash	$18,753,749	$-	$-	$14,791,309	$-	$-
Temporary Investments	4,011,587	-	-	15,082,513		-
Marketable Securities	73,380	-	-	-	-	-
Amounts receivable	-	-	193,461	-	-	1,708,000
Investment in companies spun-off – share rights	153,400	-	-	418,345	-	-
Investment in companies spun-off – option/warrant rights	-	-		-	21,284	-
Other investments	499,561	-	-	2,637,877	-	-
	$23,491,677	$-	$193,461	$32,930,044	$21,284	$1,708,000
Financial liabilities		-
Accounts payable and accrued liabilities	$-	$-	$793,393	$-	$-	$811,130
	$-	$-	$793,393	$-	$-	$811,130

Financial instrument risks

The Company’s financial instruments are exposed to the following risks:

Credit Risk

The Company’s primary exposure to credit risk is the risk of non-payment of cash equivalent and short-term investments amounting to $22.8 million at December 31, 2008, in Canadian provincial and federal government treasury bills.  As the Company’s policy is to limit excess cash investments to Canadian federal and provincial government instruments, the credit risk is considered by management to be negligible.

The Company’s credit risk exposure from amounts receivable at December 31, 2008, amounted to $193,463.  This balance includes amounts due and accrued from the Canadian government of $169,637 for GST refunds and from joint venture partners for exploration managed by the Company on the Company’s joint-ventured properties, in the amount of $17,400.  The Company has the right to request cash advances for all such work where the partners are considered a credit risk.

Liquidity Risk

The Company’s only liquidity risk from financial instruments is its need to meet operating accounts payable requirements.  The Company maintains sufficient cash balances to meet these needs.

7.	FINANCIAL INSTRUMENTS (continued)

Foreign Exchange Risk

The Company’s only foreign exchange risk from financial instruments is its exposure to US Dollar exchange rate changes on accounts payable arising from US exploration expenditures in Alaska and Nevada.  Due to the short term nature of these liabilities, the risk is not considered material by management and no hedging is considered necessary.  A reasonably possible change in US exchange rates, during the period would have had no material effect on net income or other comprehensive income.

Interest Rate Risk

The Company is exposed to interest rate risk on its cash equivalent and temporary investments.  The majority of these investments are in discounted instruments with pre-determined fixed yields.  Interest rate movements will affect the fair value of these instruments so the Company manages maturity dates of these instruments to match cash flow needs, enabling realization at no loss in almost all cases.  Unrealized gains and losses are reported in other comprehensive income.

A difference in interest rates of 2.0%, on the December 31, 2008 balance of cash investments, over a year period, would result in a change to net income of approximately $446,000.

Price Risk

The Company is exposed to price risk on its portfolio of junior mining company shares which include significant investments in shares received from the spin out of assets previously held by the Company.  Due to the volatility of this class of shares, the risk of value change is significant.  The Company’s policy to manage this risk is to liquidate sufficient shareholdings to cover cost outlays as soon as possible, market conditions permitting and thereafter liquidate the balance when market conditions are favourable.  Unrealized gains and losses are reported in other comprehensive income.
5.

The Company’s “Investment in Companies Spun Off” largely consists of the right to receive the proceeds on exercise of Africo Resources Ltd. options granted to Rubicon personnel at the December 2006 plan of arrangement. Where these options expire or are forfeited, Rubicon will receive the underlying Africo shares at no cost.  As such, this investment is exposed to the same price risk as an investment in Africo shares would.  However, the maximum value to be received per option is the exercise price.  No early liquidation of this asset is possible.  Unrealized gains and losses on the Africo share value portion are reported in other comprehensive income.

Management considers the historical volatility of shares held to be an indicator of a reasonably possible change in value.  If the market prices for all shares held by the Company and the Africo shares underlying the Africo share rights, as described above, at period end, had increased or decreased by the weighted average volatility of 97% annually, then there would have been an increase or decrease in other comprehensive income of approximately $702,000.

8.	TEMPORARY INVESTMENTS

Temporary investments consist of one treasury bill of the Ontario government maturing on February 23, 2009 with an aggregate carrying value and market value of $4,011,587 at December 31, 2008 ($15,082,513 – December 31, 2007) and effective interest rate of 1.693%   Market value is determined from broker quotations.

9.	MARKETABLE SECURITIES

Marketable securities consist of investments in public company shares and had a carrying value and fair value of $73,380 at year end.  Market values were based on quoted prices in an active market.  These investments were reclassified to marketable securities from other investments at year end upon the Company’s determination that there was no longer an intention to hold for the long term.

10.	INVESTMENTS IN COMPANIES SPUN OFF

Investment in companies spun off consists of the net value of rights and obligations outstanding from options and warrants issued or revised under the December 2006 plan of arrangement.  The December 31, 2008 carrying value and fair value of $153,400 is entirely attributable to the right to receive the proceeds from any exercise of Africo options or the underlying Africo shares where options expire or are forfeited unexercised.

11.	EQUIPMENT

			December 31 2008			December 31 2007
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Amortization	Value	Cost	Amortization	Value

Computer equipment	$137,425	$66,002	$71,423	$76,771	$49,266	$27,505
Field Equipment	8,876	888	7,988	129,877	68,035	61,842
Furniture and fixtures	105,736	57,664	48,072	12,291	1,844	10,447
Leasehold Improvements	12,291	5,531	6,760	-	-	-
Software	113,294	70,422	42,872	96,944	38,952	57,992

	$377,622	$200,507	$177,115	$315,883	$158,097	$157,786

12.	OTHER INVESTMENTS

Other investments are comprised of shares in public companies with aggregate carrying and market values of $499,561 (December 31, 2007 - $2,637,877).  Market values were based on quoted prices in an active market.  These shares were received as payments pursuant to mineral property option agreements and pursuant to prior year spin-out transactions.

During 2008, $281,647 of unrealized losses on certain of these investments were transferred from other comprehensive income to income, under the caption “other losses and gains”, as the Company considers the declines in value to be an impairment that is other than temporary.

At year end, the Company changed its intention to no longer hold certain of the investments for the long term and reclassified investments with fair value of $73,380 to marketable securities.

13.	MINERAL PROPERTY INTERESTS

The following is a summary of the Company’s principal property interests, segregated by geographical location.  It is not a comprehensive listing of all past or present property interests.

CANADA
ONTARIO
RED LAKE MINING DIVISION

Phoenix Gold Project

Pursuant to the terms of two separate agreements in 2002, the Company acquired an aggregate of 16 patented claims, 25 licences of occupation, and one mineral lease.

Water Claims Agreement

The Company holds a 100% interest in the “Water Claims” portion of the Phoenix Gold Project (25 licences of occupation and one mineral lease).  These claims are subject to a NSR royalty of 2%, for which advance royalties of US$50,000 are due annually (to a maximum of US$1,000,000 prior to commercial production).

13.	MINERAL PROPERTY INTERESTS (continued)

The Company has the option to acquire a 0.5% NSR royalty for US$675,000 at any time.  Upon a positive production decision the Company would be required to make an additional advance royalty payment of US$675,000, which would be deductible from commercial production royalties as well as amounts paid pursuant to the maximum US$1,000,000 in advance royalty payments described above.

Land Claims Agreement

The Company holds a 100% interest in the “Land Claims” portion of the Phoenix Gold Project (16 patented claims). These claims are subject to a sliding NSR royalty of 2-3%, for which advance royalties of Cdn$75,000 are due annually (to a maximum of Cdn$1,500,000 prior to commercial production).  The Company has the option to acquire a 0.5% NSR royalty for Cdn$1,000,000 at any time.  Upon a positive production decision the Company would be required to make an additional advance royalty payment of Cdn$1,000,000, which would be deductible from commercial production royalties as well as amounts paid pursuant to the maximum Cdn$1,500,000 in advance royalty payments described above.

Other Red Lake Properties

Sidace Lake and Red Lake North Properties

The Sidace Lake and Red Lake North Properties are comprised of 45 unpatented claims (319 units) in the Black Bear Lake, Coli Lake and Sobeski Lake areas.  The Sidace Lake area claims are subject to a sliding scale NSR of 2.0% to 2.5% depending on the price of gold.

Option Agreement with Solitaire Minerals Corporation (“Solitaire”)

During 2006, the Company optioned a 55% interest in 45 unpatented mining claims (319 units) (staked claims, and portions of the Coli Lake Agreement, Red Lake East Agreement and East Bay Agreement) in the Black Bear Lake, Coli Lake and Sobeski lake areas known as the Red Lake North Project to Solitaire.  Under the terms of the letter agreement dated April 18, 2006 (effective date of the Agreement is May 1, 2006), Solitaire must incur $2,500,000 over 4 years, make an initial cash payment of $5,000 (completed) and issue to the Company 50,000 shares of Solitaire (completed) to earn a 55% interest in the property.  The claims are subject to a sliding scale NSR ranging from 1.75% to 2.5% depending on the price of gold.

Adams Lake Property

The Company holds a 100% interest in 34 unpatented claims (224 units) in the Balmer and Bateman townships.  The property is subject to a sliding scale NSR of 1.75% to 2.0% depending on the price of gold.

DMC Properties

Meunier Property

The Company holds a 100% interest in 118 unpatented claims (222 units). The property is subject to NSR royalty of 2.5% on 38 claims (the Company can purchase a 1.5% NSR royalty for $1.5 million), a 2% NSR royalty on 54 claims (the Company can purchase a 1% NSR royalty for $1.0 million), and a 1% NSR royalty on 27 claims.  Annual advance royalty payments of $25,000 are due by April 15th of each year.

Red Lake West Property

The Company holds a 100% interest in 16 unpatented claims (90 units) in Dome and McDonough townships. The property is subject to a sliding scale NSR royalty of 1.75% to 2.0% depending on the price of gold.

13.	MINERAL PROPERTY INTERESTS (continued)

Red Lake East Property

The Company holds a 100% interest in 95 unpatented claims (454 units) in the McDonough, Balmer and Bateman townships.  The property is subject to a sliding scale NSR royalty of 1.75% to 2.0% depending on the price of gold.

DMC Option

During 2005, the Company signed a letter agreement with Agnico-Eagle Mines Ltd. (“Agnico-Eagle”) whereby Agnico-Eagle had the right to earn a 51% interest in the DMC properties totaling 130 clams.  During 2008, Agnico-Eagle terminated its option with the Company.

Slate Bay Property

The Company holds a 100% interest in 28 unpatented claims (146 units) located in the McDonough and Dome townships. The property is subject to a sliding scale NSR royalty of 1.75% to 2.0% depending on the price of gold.

Humlin Property

The Company holds a 100% interest in 19 unpatented mining claims (216 units) located in Fairlie Township. The property is subject to a sliding scale NSR of 1.75% to 2.0% depending on the price of gold.

Humlin Option

During 2006, the Company optioned a 55% interest the Humlin Project to Solitaire.  During 2008, Solitaire terminated its option with the Company.

Hammell Lake Property

The Company holds a 100% interest in the three unpatented mining claims

East Bay - Herbert Option

The Company holds a 100% interest in 23 unpatented claims claim (42 units) located in the Bateman and Blackbear townships.    The property is subject to a 2% NSR royalty, of which the Company may purchase 50% for $1.0 million.

East Bay - Seargeant Property

The Company holds a 100% interest in 2 unpatented claims (2 units) located in the Blackbear township.  The property is subject to a 2% NSR royalty of which the Company may purchase 50% for $750,000.

McCuaig JV Property

The Company holds a 60% interest in 3 unpatented claims (10 units) in Dome Township.  The property is subject to a 1% NSR royalty. The Company may, with its joint venture partner, purchase 50% of the NSR royalty for $200,000 and also retains a right of first refusal on the remaining NSR royalty.

West End Red Lake Properties

Pipestone North Property

The Company holds a 50% interest in the 4 unpatented mining claims (15 units).

13.	MINERAL PROPERTY INTERESTS (continued)

Pipestone East Property

The Company holds a 100% interest in 5 unpatented mining claims (5 units).

Pipestone South Property

The Company holds a 100% interest in 15 unpatented mining claims (59 units).

Wolf Bay Property

The Company holds a 50% interest in 18 unpatented mining claims (103 units).

Option Agreement with Halo Resources Ltd. (“Halo”)

During 2008, the Company optioned a 60% interest in 23 unpatented mining claims (87 units) in the Red Lake Area to Halo.  Under the terms of the letter agreement, Halo must incur $1 million of exploration expenditures on the property over 4 years and make options payment to the Company amounting to $120,000 over 4 years.  Halo would then have the right to earn an additional 15% by funding a bankable feasibility study.

West End Red Lake Option

During 2002, the Company granted Redstar Resources Ltd. (“Redstar”) an option to earn a 70% interest in the West End Red Lake.  Redstar terminated its option with the Company during 2007.

Manitou Property

During 2007, the Company returned the Manitou property to the vendor and wrote off costs of $231,831 incurred to that time.

English Royalty Division (“ERD”)

The Company holds ownership or royalty interests in 60 properties (2007 – 63, 2006 – 49) designated as the English Royalty Division.  These properties included in the ERD are not explored by the Company but are held for the purpose of earning option and possible royalty income and deriving potential increases in value from successful exploration by optionees.  The Company continues to add properties to the ERD with new option agreements and drop properties that it is unable to option after reasonable efforts.

During 2008, the Company recorded cash and share receipts (before costs) of $712,523 (2007 – $885,500; 2006 – 377,321) from ERD options.  As the Company has now recovered all costs of acquisition and maintenance of these properties they are carried at $nil.

ALASKA, USA

Alaska Properties

Pursuant to the McEwen Agreement which closed on May 18, 2007, the Company acquired 100% of the outstanding shares of McEwen Capital Corp. (renamed Rubicon Alaska Holdings Inc. and hereinafter referred to as “RAH Inc.”). The results of RAH Inc.’s operations have been included in the consolidated financial statements since February 24, 2007, the date of the Letter of Intent and the date the Company commenced financing the operations of the acquisition.  The aggregate purchase price was $22 million consisting of 31,428,571 common shares of the Company at a deemed price of $0.70 per share.  The share value was determined based on the average closing price of the Company’s shares on the TSX on the

13.	MINERAL PROPERTY INTERESTS (continued)

5 days prior to date of the Letter of Intent.  In addition, the Company incurred $426,387 in acquisition costs which were capitalized with the purchase.

The following table summarizes the assets acquired and liabilities assumed on the date of the acquisition:

Mineral properties	$37,155,461
Future income tax liability	(14,729,074)
Total cost	$22,426,387

Consisting of:
Common shares issued at $0.70	$22,000,000
Other acquisition costs	426,387
Total cost	$22,426,387

The sole assets of RAH Inc. consisted of two mineral claim groups in the Goodpaster Mining District of Alaska.  At the date of the acquisition, RAH Inc. had tax deductible mineral pools of only approximately $1.2 million and therefore the Company recorded a future tax liability of $14,729,074 inherent in the purchase.

The two claim groups are further described as follows:

New Horizon Claims

Pursuant to the McEwen Agreement, the Company acquired a 100% interest in the New Horizon Claims covering approximately 330,000 acres in the Goodpaster Mining District of Alaska.  These claims had been previously acquired by RAH Inc. through staking.  During 2008, the area held was reduced to 195,280 acres.

Rimfire Option Properties

Pursuant to the McEwen Agreement, the Company acquired an option granted by Rimfire Minerals Corporation (“Rimfire”) to acquire up to a 70% interest, subject to underlying royalties, in certain mineral claims, covering approximately 185,520 acres, in the Goodpaster Mining District of Alaska.  Pursuant to the terms of this option agreement, the Company can earn a 60% interest in the property by expending US$4.8 million on the property over a five and half year period as follows (including expenditures made prior to the acquisition):

(a)  US $750,000 before November 27, 2007 (incurred);
(b)                  an aggregate of US $1,500,000 on or before November 27, 2008 (incurred);
(c)                  an aggregate of US $2,250,000 on or before November 27, 2009;
(d)                  an aggregate of US $3,000,000 on or before November 27, 2010;
(e)                  an aggregate of US $3,800,000 on or before November 27, 2011; and
(f)                  an aggregate of US $4,800,000 on or before November 27, 2012.

The Company may earn a further 10% interest by completing a feasibility study and at Rimfire’s election, may obtain an additional 5% interest by providing a project financing loan repayable from Rimfire’s cash flows from production.

All commitments under the McEwen agreement for exploration expenditures on the Alaska properties were completed in the year.  As further described at note 18 there are no further commitments under this agreement.

13	MINERAL PROPERTY INTERESTS (continued)

NEVADA-UTAH, USA

Nevada – Utah Properties

Pursuant to the McEwen Agreement, the Company acquired mineral rights on an approximate 225,000 acre land package, predominantly in Elko County, Nevada and extending into Box Elder County Utah for 8,571,429 common shares of the Company, valued at $0.70 per share for total consideration of $6 million.  In addition the Company incurred $106,182 of acquisition costs which were capitalized with the acquisition.  The majority of the mineral rights are 100% owned subject to certain royalty interests.

All commitments under the McEwen agreement for exploration expenditures on the Nevada properties were completed in the year – see note 17.

14.	SHARE CAPITAL

a) Authorized share capital consists of unlimited common shares without par value.

	2008			2007			2006
	Number of Shares	$		Number of Shares	$		Number of Shares	$
Balance, beginning of year	147,871,501		103,572,229	76,810,525		47,991,901	66,179,524		45,610,692
Private placements (1),(2),(5)	8,166,670		9,460,640	26,265,462		24,165,197	7,640,560		10,431,265
Mineral properties	-		-	40,000,000		28,000,000	101,000		130,720
Stock options exercised (3)	113,700		155,349	1,547,374		1,476,765	760,628		1,114,599
Warrants exercised	-		-	3,152,792		1,451,905	2,128,813		1,779,452
Spin-off of companies	-		-	-		-	-		(10,597,427)
Flow-through renunciation (4)	-		(3,275,789)	-		-	-		(477,400)
Agent Commissions	-		-	393,262		700,006	-		-
Shares returned	-		-	(297,914)		(213,545)	-		-
Balance, end of year	156,151,871		109,912,429	147,871,501		103,572,229	76,810,525		47,991,901

(1)	4,870,370 (2007 - 4,651,200) shares were issued under flow-through share purchase agreements.
(2)	Proceeds are net of share issue costs of $740,289 (2007 - $1,234,128).
(3)	Inclusive of the original $57,750 (2007 - $377,399) fair value of these options re-allocated from contributed surplus to share capital on exercise.
(4)
On February 28, 2008 the Company renounced $10.4 million in exploration expenditures to flow-through share investors and recorded the tax effect as a $3,275,789 reduction in share capital and increase in future tax liability.   The Company offset the increase in its future tax liability against previously unrecognized future tax assets, resulting in a recovery of future income tax  of $3,275,789.

(5)	On November 18, 2008 the Company closed a $10,200,930 private placement financing and issued 4,870,370 flow-through shares at $1.35 per share and 3,296,300 common shares at $1.10 per share.
(6)	See note 20 for details of the March 5, 2009 financing subsequent to the year end

b) Stock Options

The Corporation has an incentive stock option plan authorizing the Company to issue up to 8.5% of the number of issued and outstanding shares as incentive stock options to directors, officers, employees and consultants of the Company (up to 13,272,909 options at December 31, 2008).  No specific vesting terms are required.  The term of each grant shall be no greater than 10 years from the date of grant.  The option price shall be no less than the fair market value of the Company’s shares on the date of the grant.
14.	SHARE CAPITAL (continued)

The following is a summary of the changes in the Company’s outstanding stock options.

	2008		2007			2006
	Number of Shares	Weighted Average Exercise Price	Number of Shares		Weighted Average Exercise Price	Number of Shares		Weighted Average Exercise Price
			$			$		$
Balance at beginning of year	3,328,250	0.87		3,798,748	0.73		4,815,000		1.10
Granted	1,617,500	1.03		1,260,000	1.09		40,000		1.70
Exercised	(113,700)	0.86		(1,547,374)	0.71		(760,628)		1.07
Expired/Cancelled	(98,750)	1.10		(183,124)	0.86		(295,624)		1.22
Outstanding at end of year (1)	4,733,300	0.93		3,328,250	0.87		3,798,748		0.73
Exercisable at end of year	3,965,800	0.91		2,600,750	0.77		3,232,606		0.72

(1)	At December 31, 2008, the weighted-average remaining contractual life of stock options outstanding is 2.60 years (2007 year end – 2.91).

The fair value of stock options included in the expense figures, has been estimated using the Black-Scholes Option Pricing Model based on the following weighted average assumptions:

	2008	2007	2006
Risk-free interest rate (%)	3.67%	4.13%	4.27%
Expected life (years)	5 years	5 years	5 years
Expected volatility (%)	64%	64%	50%
Expected dividend yield (%)	0%	0%	0%

The weighted average grant-date fair value of options granted during 2008 was $0.59 (2007 - $0.63).

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock.  Changes in these assumptions can materially affect the fair value estimate and therefore it is management’s view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company’s stock option grants.

14.	SHARE CAPITAL (continued)

c) Summary of stock options and warrants outstanding:

December 31, 2008
Type of Issue	Number Outstanding	Weighted Average Price		Weighted Average Life
Stock Options			$	Years
	100,000	0.44		1.67
	150,000	0.48		1.70
	200,000	0.56		1.95
	795,000	0.74		3.04
	20,000	0.76		4.81
	1,278,300	0.77		1.03
	130,000	0.79		1.00
	180,000	0.96		0.07
	1,490,000	1.04		4.10
	25,000	1.31		4.42
	20,000	1.46		4.36
	95,000	1.68		3.67
	150,000	1.90		3.50
	100,000	2.55		3.29
Total Stock Options	4,733,300	1.10		2.60

December 31, 2008
Type of Issue	Number Outstanding	Weighted Average Price		Weighted Average Life
Warrants (1)			$	Years
Total Warrants	10,714,271	1.50		0.38
(1) There were no exercises or new issues of warrants since the 10,714,271 outstanding warrants were issued in 2007.

d)       Summary of changes in contributed surplus:

	2008	2007	2006
Balance at beginning of year	$3,082,261	$2,547,075	$2,623,780
Stock-based compensation – administration	761,890	576,606	220,964
Stock-based compensation – mineral property costs	209,941	335,979	22,062
Stock-based compensation - options granted by Africo/Paragon	16,591	-	(22,417)
Fair value of stock options allocated to shares issued on exercise	(57,750)	(377,399)	(297,314)
Balance at end of year	$4,012,933	$3,082,261	$2,547,075

15.	ACCUMULATED OTHER COMPREHENSIVE INCOME

	2008	2007
Accumulated other comprehensive income, January 1	$549,606	$-
Adjustments to opening balance on first adoption:
Unrealized gains on investments in public company shares	-	208,553
Accumulated other comprehensive income, January 1, adjusted	549,606	208,553

Other comprehensive income (loss) for the year	(1,878,747)	341,053

Accumulated other comprehensive income (loss), December 31	$(1,329,141)	$549,606

Components of accumulated other comprehensive income (loss), December 31

Unrealized gains (losses) on temporary investments	$5,169	$(19,852)
Unrealized gains (losses) on other investments (public company shares)	(571,890)	993,058
Unrealized losses on investment in companies spun-off	(762,420)	(423,600)

	$(1,329,141)	$549,606

16.	INCOME TAXES

Current income tax payable in the amount of $22,603 (2007 - $74,000) represents an estimated current liability of the Company’s wholly-owned subsidiary, 1304850 Ontario Inc.

A reconciliation of income taxes at statutory rates is as follows:

	2008		2007		2006
	$		$		$

Net loss for the year, before taxes		(2,759,765)		(2,232,941)		(4,113,320)

Expected income tax recovery		(841,728)		(761,879)		(1,292,438)
Net adjustment for current, deductible and non-deductible amounts		47,922		196,737		146,055
(Recognized) and unrecognized benefit of future tax assets		(2,460,400)		548,582		820,983
Income tax recoveries, net		(3,254,206)		(16,560)		(325,400)

The significant components of the Company’s future income tax assets are as follows:

	2008		2007
		$	$
Future income tax (liabilities) assets:
Net mineral property carrying amounts in excess of tax pools	(19,591,071)			(16,123,332)
Equipment and intangible tax pools in excess of carrying value	338,020			36,467
Investment tax base in excess of cost	210,080			-
Share issue pool	387,853			-
Tax loss carry-forwards	4,346,019			3,785,271
	(14,309,099)			(12,301,594)
Valuation allowance	(464,170)			(2,472,694)
Net future tax liabilities	(14,773,269)			(14,774,288)

16. INCOME TAXES(Continued)

The Company has non-capital losses of approximately $13.3 million (2007 - $12 million, 2006 - $11 million), which are available to reduce future taxable income and which expire between 2009 and 2028.  Subject to certain restrictions the Company also has mineral property expenditures of approximately $30.0 million (2007 – $11 million, 2006 - $11 million) available to reduce taxable income in future years.

17.	RELATED PARTY TRANSACTIONS

For the twelve months ended December 31, 2008, the Company paid legal fees to a law firm, of which a partner is a director of the Company, aggregating to $198,442 (2007 - $913,422; 2006 - $850,890 ).  The fees are recorded within professional expenses, McEwen financing costs, mineral property acquisition costs, investments and share issue costs in these financial statements. As at December 31, 2008, this law firm is owed $19,500 (2007 - $nil; 2006 - $10,000).  All these transactions were recorded at their fair value amounts and were incurred in the normal course of business.

Paragon Minerals Corporation (“Paragon”) is the spin-off company that acquired Rubicon’s Newfoundland mineral properties under the December 2006 plan of arrangement.  Paragon has one common director, shared offices and office expenses with Rubicon up to June 2008 and shared the CFO and office support staff.  In addition, the CEO of Paragon provided management services to Rubicon on a part time basis up until December 31, 2007.  On June 12, 2008, the Rubicon CFO ceased providing CFO services to Paragon and from that date Paragon ceased to be a related party of the Company.   As at December 31, 2008, Paragon owed the Company $nil (2007 - $69,475).  All transactions were recorded at their fair value amounts and were incurred in the normal course of business.

18.	COMMITMENTS

a)
Pursuant to the McEwen agreement of May 2007, the Company became committed to spend $5 million on exploration on its Red Lake properties by May 18, 2008 (increased to $5.5 million during 2008), $5 million on its Alaska properties by May 18, 2009 (decreased to $4.5 million during 2008) and $500,000 on its Nevada properties by May 18, 2008.   All exploration commitments from the McEwen agreement were completed during 2008 and there are no future commitments outstanding from that agreement.

b)	At December 31, 2008, the Company has $144,295 (December 31, 2007 - $284,095) in remaining lease payments for the use of its Vancouver office to September, 2010.

c)
At December 31, 2008, the Company is committed to incur $5,730,041 (December 31, 2007 – $9,984,996) in eligible exploration expenditures in order to complete obligations entered into pursuant to flow-through share purchase agreements.

d)
The Company is required to make certain cash payments and incur exploration costs to maintain its mineral properties in good standing.  These payments and costs are at the Company’s discretion and are based upon available financial resources and the exploration merits of the mineral properties which are evaluated on a periodic basis.

19.	SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES

During the twelve months ended December 31, 2008, the Company received common shares of other companies valued at $183,340 (2007 - $11,722) pursuant to the terms of property and joint venture agreements.  The Company has excluded from its investing cash flows $267,830 (2007 - $814,882) in accounts payable relating to mineral property costs.  Other non-cash investments included $209,940 (2007 - $89,688) recorded in property expenditures for stock based compensation awarded to personnel working on mineral properties.
19.	SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES(Continued)

	2008	2007	2006
During the year, the Company paid and received interest as follows:

Interest received	$689,250	$794,476	$274,742
Interest paid	$22,351	$744	$10,949

20.	SUBSEQUENT EVENTS

On January 2, 2009, the Company granted 2,585,000 incentive stock options to employees, directors and contractors at an exercise price equal to the market value on issue of $1.31 with an expiry term of 5 years.

On February 27, 2009, the Ontario Ministry of Northern Development and Mines accepted for filing the Company’s closure plan on its Phoenix project.  Upon filing, the Company became obligated to rehabilitate the Phoenix project site upon closure of the project at an independently estimated cost of $493,000.  A cash bond in the same amount was posted upon acceptance.

On March 5, 2009, the Company closed a private placement of 25,000,000 common shares at an issue price of $1.60 per common share for gross proceeds of $40,000,000.  A cash commission of 5.5% of gross proceeds was paid to the underwriters.

Subsequent to the year end, 234,500 incentive stock options were exercised for proceeds of $232,855 and 89,286 warrants were exercised for proceeds of $133,929.

21.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). Material variations in the accounting principles, practices and methods used in preparing these financial statements from principles, practices and methods accepted in the United States ("U.S. GAAP"), and that impact financial statement line items, are described below.

a)	Mineral property interests and deferred exploration costs

Under Canadian GAAP, costs to maintain property rights (including property options) and related exploration costs incurred on those properties may be deferred and subsequently carried at cost prior to a Company having obtained the necessary data to complete a positive feasibility study, including the preparation of a cash flow projection in respect to the recoverability of those costs. Accordingly, while the Company’s projects remain at a pre-feasibility stage of development, management has elected under Canadian GAAP to defer all maintenance and exploration costs incurred on them until a property is abandoned, sold, or upon management determining there to be an impairment in value. Under U.S. GAAP, prior to the point in time that a positive feasibility report has been completed in respect to a property, such costs must be expensed as incurred.

21. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)(continued)

b)	Flow-through shares

Under Canadian income tax legislation, the Company is permitted to issue shares whereby the Company agrees to incur qualifying expenditures (as defined under the Canadian Income Tax Act) and renounce the related income tax deductions to the investors. Under Canadian GAAP, flow-through shares are accounted for as part of the issuance of capital stock at the price paid for the shares, net of any future income tax liability (“FIT”). Under US GAAP, SFAS 109, “Accounting for Income Taxes” (SFAS109), the proceeds should be allocated between the offering of the shares and the sale of tax benefits when the shares are offered. The allocation is made based on the difference between the quoted price of the shares and the amount the investor pays for the flow-through shares. A liability is recognized initially for the premium paid by the investors.

For US GAAP purposes, the difference between the future income tax liability on renunciation and the premium is recorded as a future income tax expense. For US GAAP purposes the Company does not have temporary differences as a result of the requirement that all such costs related to mineral properties generally be expensed as described in (a) above;  therefore all future income taxes related to renouncements for Canadian GAAP are reversed through the statements of operations for US GAAP purposes.

The reconciling items disclosed herein are in respect to both the recognition of the tax benefit sale under U.S. GAAP and to the reversal of the required Canadian GAAP treatment of flow-through share issuances and renunciations.

c)	Investment in companies spun-off

Under US GAAP certain elements of the warrants and options spun off pursuant to the POA transaction described in Note 2 would be accounted for differently from their treatment in these financial statements.  Specifically the Company would generally be required to present all assets acquired and liabilities assumed at their gross amounts, with no right of offset.  A significant liability would be recorded in respect to obligations related to transferred share purchase warrants, an amount included in equity under Canadian GAAP.  This liability was extinguished during 2007 as all warrants were exercised. Further, the Company would also record certain items in Operations and Other Comprehensive Income under US GAAP relating to certain fair value adjustments required to be made at December 31, 2006.

d)	Other investments

Since January 1, 2007, there has been no difference in accounting for changes in value of other investments which consists of the shares of public companies. Under both, the Companies application of CICA Standard 3855 and US SFAS 115, these investments, held by the Company, are considered to be “available for sale securities” and are required to be reported at fair value, with any unrealized holding gains and losses included in current Other Comprehensive Income, a component of Shareholders’ Equity.  Prior to January 1, 2007, under Canadian GAAP, no write-down to market values was required if an investment was considered by management to be held for the long-term, unless there had been an other-than-temporary decline in the value of that investment.

21.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (continued)

The impact of these differences in respect to these financial statements is quantified below as they apply to financial statement line items

Balance Sheets	Note reference	2008		2007		2006
		$		$		$

Investments - companies spun off - Canadian GAAP			153,400		439,629		2,147,933
Net fair value and related adjustments	(c)		-		118,675		1,212,538
Investment incompanies spun off - US GAAP			153,400		558,304		3,360,471

Other investments - Canadian GAAP			499,561		2,637,877		1,435,227
Mark-to-market adjustment	(d)		-		-		512,998
Other investments - US GAAP			499,561		2,637,877		1,948,225

Mineralproperty costs - Canadian GAAP			82,862,073		66,157,058		15,712,278
Mineralproperty costs expensed under US GAAP	(a)		(39,485,446)		(22,780,431)		(15,712,278)
Mineralproperty costs - US GAAP			43,376,627		43,376,627		-

Other liabilities - Canadian GAAP			-		-		-
Aggregate liabilities assumed on spin-off transaction	(c)		13,753		270,619		3,157,297
Other liabilities - US GAAP			13,753		270,619		3,157,297

Flow-through share tax liability – Canadian GAAP			-		-		-
Future tax related to premium on flow-through financing	(b)		1,217,593		1,789,652		-
Flow-through share tax liability – US GAAP			1,217,593		1,789,652		-

Share capital - Canadian GAAP			109,912,429		103,572,229		47,991,901
Previous years’ amounts included in income under US GAAP			-		-		(102,158)
Deferred tax benefit included in income under US GAAP	(d)		-		-		-
Adjustment to reverse entry forspin-off of Paragon assets	(a)		6,979,704		6,979,704		6,979,704
Adjustment to reclassify spin-off amounts as liabilities	(c)		-		-		(2,290,988)
Future tax related to premium on flow-through financing	(b)		(1,217,593)		(1,789,652)
Adjustment to reinstate Canadian GAAP FIT recovery to share capital	(b)		(3,275,789)		-		477,400
Share capital – US GAAP			112,398,751		108,762,281		53,055,859

Contributed surplus - Canadian GAAP			4,012,933		3,082,261		2,547,075
Adjustment to reclassify a spin-off related amount	(c)		-		-		(309)
Contributed surplus - US GAAP			4,012,933		3,082,261		2,546,766
21.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)(continued)

Balance Sheets (continued)	Note reference	2008		2007		2006
		$		$		$

Opening deficit - Canadian GAAP			21,845,844		19,629,463		15,841,543
Net historical adjustments - US GAAP	(a)		30,030,757		23,016,331		22,859,486
Opening deficit - US GAAP			51,876,601		42,645,794		38,701,029

Accumulated other comprehensive income – CanadianGAAP			(1,329,141)		549,606		-
Adjustment to reflect net fair value measurements at each year end.	(c), (d)		-		(89,373)		307,977
Accumulated other comprehensive income - US GAAP			(1,329,141)		460,233		307,977

Operations Statements	Note reference	2008		2007		2006
		$		$		$

Other miscellaneous income - Canadian GAAP			132,798		941,330		355,300
Adjustment to fair value certain spin-off related items	(c)		-		-		498,427
Other miscellaneous income - US GAAP			132,798		941,330		853,727

FIT recovery - Canadian GAAP			3,066,702		23,560		477,400
Adjustment to reinstate Canadian FIT recovery to share capital	(b)		(3,275,789)		-		(477,400)
FIT (expensed) recovery under US GAAP			(209,087)		23,560		-

Stock-based compensation expense - Canadian GAAP			659,806		576,605		220,964
Adjustment to fair value certain spin-off related items	(c)		(256,869)		151,944		(53,132)
Stock-based compensation expense - US GAAP			402,937		728,549		167,832

Mineral property costs written off - Canadian GAAP			-		224,695		258,823
Under US GAAP such expenses not initially capitalized	(a)		-		(224,695)		(258,823)
Mineral property costs written off under US GAAP			-		-		-

Gain on disposition of Toquima under Canadian GAAP			-		-		142,223
Amount considered a cost recovery under US GAAP	(a)		-		-		(142,223)
Gain on disposition of Toquima under US GAAP			-		-		-

Mineral property costs expensed - Canadian GAAP			232,932		189,027		236,278
Under Canadian GAAP policy such costs initially deferred	(a)		16,705,015		7,068,153		(153,062)
Net mineral property costs expensed – US GAAP			16,937,947		7,257,180		83,216
21.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (continued)

The following is comparative disclosure of the application of US GAAP as described above to certain other line items in these consolidated financial statements:

	2008				2007				2006
	Canadian GAAP		US GAAP		Canadian GAAP		US GAAP		Canadian GAAP		US GAAP
	$		$		$		$		$		$
Total assets		106,834,083		67,348,637		101,017,670		78,355,914		31,885,579		17,898,837
Total liabilities		15,589,265		16,820,611		15,659,418		17,719,689		976,066		4,133,363
Total shareholders’ equity		91,244,818		50,528,027		85,358,252		60,636,225		30,909,513		13,765,474
Net income (loss)		494,441		12,677,916		(2,216,381)		(9,022,756)		(3,787,920)		(3,444,099)
Income (loss) per share		0.00		(.09)		(0.02)		(0.08)		(0.05)		(0.05)
Net cash flows to operating activities		1,253,264		17,958,278		1,534,976		8,603,129		3,324,531		4,391,498
Net cash flows to investing activities		4,342,536		12,362,478		18,110,324		11,042,170		5,280,294		1,618,776
Net cash flows from financing activities		9,558,240		9,558,240		27,202,929		27,202,929		13,028,002		10,433,451